SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

8% increase in passenger demand grows capacity to a new peak of 628 flights a day;

Consolidated gross revenues reached R$810 million, with an average load factor of 83.2%;

GOL’s net cash burn totaled R$1 million a day in January as travel demand cooled and the low season begins.

São Paulo, February 11, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, today provides its Investor Update for the month of January of 2021. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

In this period, GOL increased its capacity to an average of 489 flights per day, a 3% increase from an average of 476 flights in December/20. The Company operated approximately 628 daily flights on peak days, serving Customers who flew during the summer vacation. GOL also reached a new record of passengers transported since the beginning of the pandemic with more than 93,000 Customers served in a single day. The Company’s consolidated gross revenues for the month were R$810 million and the average load factor was 83.2%, a level consistent with that of previous months.

In January/21, there was a 16% increase in the search for GOL airline tickets, compared to December/20. However, despite these promising signals, the Company recorded an 18% reduction in the level of sales during January as a “second wave” of Covid-19 cases in Brazil, combined with Customers awaiting vaccination and the beginning of low season, have dampened demand for travel. In response to the drop in sales, GOL’s network was readjusted in January, representing a 40% reduction between the first and the fourth week of the month. PRASK was 22.08, a sequential variation of +2.4% over December/20 and a year-over-year variation of -12.5% compared to January/20, highlighting the focus on maintaining sustainable operations.

“We have navigated through one of the most challenging years in commercial aviation history, and we know the recovery will not be linear,” said Paulo Kakinoff, CEO. “After months experiencing one of the fastest domestic traffic recoveries relative to other key markets during the pandemic, we are seeing a contraction in travel demand due to rising number of Covid-19 cases in Brazil, combined with extended international travel restrictions. GOL is prepared to react swiftly in adapting its network, with flexibility to address demand fluctuations in the coming months. In addition, to help speed up Brazil’s national immunization program -- which is of paramount importance to confront this pandemic -- the Company is making its fleet available free of charge to the Brazilian authorities for the transportation of Covid-19 vaccines.”

Excluding financial debt service and payment of operating liabilities, GOL’s net cash burn from operations totaled R$1 million/day in January, a reversal of its net cash generation in November and December/20. For the first quarter of 2021, the Company is estimating net cash consumption to be R$2 million/day, a conservative outlook based on the recent increase of Covid-19 cases in Brazil.

GOL estimates that it has sufficient liquidity to finance its working capital, expenses and debt service to manage through the coming months, a period of higher impact on its cash flow. The Company ended January with approximately R$2.2 billion in total liquidity, primarily due to the effects mentioned above and a reduction in the volume of receivables by approximately R$100 million, due to the lower level of forward bookings. Including the financeable amounts of deposits and unencumbered assets, the Company’s potential liquidity sources total over R$5 billion.

Added Kakinoff: “GOL confirmed its domestic market leadership for the fourth consecutive year, as a result of the hard work performed by its Team of Eagles to provide an essential service to Brazilians. We believe that the current market conditions, while difficult, are temporary, and that demand will continue to recover as the vaccine roll-out progresses in Brazil. As ever, we continue to manage through these circumstances with determination, clarity and confidence, and reiterate the confidence that GOL will emerge stronger and even more resilient as markets normalize.”

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Maintaining Cash Flow Equilibrium

Based on conservative assumptions and to provide the necessary matching of assets and liabilities in this lower demand environment, GOL has been implementing measures to minimize net cash consumption and to maintain equilibrium in its operating cash flow. The Company works daily with its stakeholders to manage through the “second wave” of Covid-19 in Brazil, and is conservatively managing its operations and liquidity until the Country’s rate of infection begins to decline and the percentage of the immunized population increases. GOL has undertaken a number of necessary initiatives to minimize fixed costs as it reduces its operations to meet the current demand for air travel. These measures include, among others, the temporary postponement of payments to important partners of the Company.

“We have addressed all the relevant financial obligations provided for in our cash flow, and we have a solid partnership with the main providers of working capital,” said Richard Lark, CFO. “Our financial management since the beginning of this pandemic reflects the Company’s commitment to and focus on having a sound capital structure, on minimizing our costs and strengthening the balance sheet as we manage through to greater recovery.”

The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is approximately three years.

First to Fly the MAX Again

In January/21, GOL received its eighth Boeing 737 MAX-8, and the first MAX delivered to the Company since January/19. This follows GOL’s leadership in being the first airline in the world to restart commercial flights with the Boeing 737 MAX (December/20), after the conclusion of the aircraft recertification process. The Company believes that the 737 MAX will be the pillar of support for the resumption of domestic and international operations in the post-pandemic period, and the greatest ally to its main competitive advantage: a low cost structure.

Concluded Kakinoff: “We are very pleased to have resumed deliveries of the MAX, an important reinforcement to our fleet. These state-of-the-art aircraft enable us to manage more effectively our network while also gaining the benefits of the MAX’s 15% fuel efficiency over the NG model and longer flight distances.”

Adjusting Fleet Structure to Efficiently Increase Capacity to Meet Demand

The Company’s fleet plan has always included flexibility to adjust the size of the fleet, by either returning aircraft or extending aircraft leases to match the volatility of the demand for air travel. This flexibility has been critical to GOL’s successful management of its fleet size through the pandemic. Since the start of this crisis and until the end of February 2021, the Company will have decreased its fleet by 15 Boeing 737 leased aircraft and reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft.

The Company ended January/21 with a total fleet of 128 B737s, eight of which are model B737-MAX. With 90 aircraft operating in its network, daily flight operations increased 3% over December/20 and were equivalent to 59% in takeoffs and 63% in ASKs of January/20. During the month, GOL increased frequencies in its hubs in São Paulo, Rio de Janeiro, Brasília, Fortaleza and Salvador. The Company is currently operating 100% of routes in its domestic network, which represents even higher levels of connectivity compared to the beginning of 2020 with more destinations and faster connections. As a result, the Company is well positioned for growth in both major and regional markets when demand resumes.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Enhancing GOL’s Cost Advantage

Matching capacity to demand has always been a competitive advantage in the Company’s fleet management. This enables GOL to maintain significant flexibility to respond to the prevailing demand trends.

In February 2021, GOL will offer approximately 371 flights/day, placing its operations at approximately 51% of February/20. This reduction in the Company’s domestic flight schedule reflects the reduced demand for travel in Brazil, as a consequence of the second wave of Covid-19 and the beginning of low season. During this current month, GOL is adapting its fleet and will be operating 74 aircraft in its network to control capacity and costs during this period of lower demand.

The Company’s aircraft contracts are adjusted to meet the volatility of demand in 2021 and also will provide an effective reduction in GOL’s unit operating costs. In addition, the Company has reduced its fixed costs by converting a portion of its monthly lease payments to variable power-by-the-hour.

For 1Q21, GOL expects to maintain personnel costs at their reduced position, at around 25% of pre-pandemic levels. Having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company is well-positioned to expand its unit cost leadership.

“Our single-type fleet operating model, low cost structure with more variable components and dominant position in Brazil’s high-density traffic hubs enables us to rapidly expand and contract routes to meet variations in demand, while maintaining discipline on capacity and profitability,” said Celso Ferrer, Vice president of Operations.

These competitive advantages are further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets and the Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define the Company, and it counts on the continued support and confidence of its stakeholders and partners to invest in the recovery of the Brazilian market.

Proposal to Combine GLA and Smiles

In January, GOL and GLA (GOL Linhas Aéreas) submitted to Smiles’ Board of Directors a new proposal to combine the Company’s two operating subsidiaries, GLA, the largest domestic airline in Brazil, and Smiles, the loyalty and mileage program. With greater visibility on what is required to more efficiently manage its businesses, GOL believes the proposed transaction is an important milestone to maximize future value for both the Company and Smiles’ shareholders by increasing the GOL Group’s market competitiveness. The proposed corporate reorganization will be submitted to the Company and Smiles’ shareholders for approval in March, as applicable.

Kakinoff commented: “We believe that this reorganization will ensure the continued competitiveness of the airline and the loyalty program, simplify governance, strengthen the combined capital structure, and decrease operating, administrative and financial costs, which also reduces tax inefficiencies, maximizing value for all shareholders of the GOL Group.”

Trust with the Resumption of Travel

The initiation of Brazil’s National Immunization Program is a positive step in supporting the resumption of travel in the domestic market, particularly in the leisure segment. GOL has yet to see significant return in travel from large corporate customers, as home-office timelines for many Brazilian businesses have been extended. The Company anticipates that the successful roll-out of vaccinations will also reactivate demand in the corporate segment.

“Through our values and track record of Service and Safety, our Customers have confidence in GOL. We are working on every front, including ticket sales, customer service, boarding, the in-flight experience and disembarkation services, to ensure that our travelers are safe and comfortable with the entire flight experience. We believe Customers will want to fly with the airline they trust most on Service and Safety, both during and after the pandemic,” said Eduardo Bernardes, Vice president of Sales and Marketing.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Key Metrics – January 2021 (preliminary and unaudited)

Liquidity	January/2021	∆ December/2020
Total liquidity Deposits Unencumbered assets	R$2.2 billion R$2.1 billion R$1.3 billion	-13% +1% -3%
Net Cash Consumption	January/2021	∆ December/2020
Cash inflows Cash outflows¹ Net cash consumption (“burn”)	R$20 MM/day R$(21) MM/day R$(1) MM/day	-65% -60% NM
Fleet	January/2021	∆ December/2020
Total (average) Operating aircraft (average) Flights per day (average) Network destinations – Total²	128 90 489 (59% of 2020) 63 (84% of 2020)	+1 -5 +3% 0%
Operating Results	January/2021	∆ December/2020
Seats – Domestic & Total (000) ASK – Domestic & Total (million) Load factor – Domestic & Total Consolidated gross revenue (R$MM)	2,658 3,278 83.2% 810	+3% +5% +2.2 p.p. -12%
1-	Excluding payment of financial debt service and operating liabilities;
2-	Excludes codeshare and interline destinations.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 128 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer